SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RUBIO’S RESTAURANTS, INC.

(Name of the Issuer)

Rubio’s Restaurants, Inc.

Mill Road Capital, L.P.

MRRC Hold Co.

MRRC Merger Co.

Ralph Rubio

Daniel E. Pittard

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78116B102

(CUSIP Number of Class of Securities)

Rubio’s Restaurants, Inc. 1902 Wright Place, Suite 300 Carlsbad, CA 92008 Attn: Daniel E. Pittard (760) 929-8226	Mill Road Capital, L.P MRRC Hold Co. MRRC Merger Co. 382 Greenwich Avenue, Suite One Greenwich, CT 06830 Attn: Scott P. Scharfman (203) 987-3500

with copies to:
Diane Holt Frankle, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303 (650) 833-2000	Peter M. Rosenblum, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 (617) 832-1000

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$85,657,815	$6,108
*	Calculated solely for the purpose of determining the filing fee. As of May 26, 2010, there were 9,427,505 shares of common stock of Rubio’s Restaurants, Inc. outstanding, excluding shares of Rubio’s common stock held by Mill Road Capital, L.P. and its affiliates and 114,943 shares held by Ralph Rubio that are being exchanged for shares of preferred stock of MRRC Hold Co. in connection with the merger. The filing fee was determined by adding (a) the product of 9,427,505 shares of common stock proposed to be acquired in the merger multiplied by the merger consideration of $8.70 per share, plus (b) $2,114,803, the amount expected to be paid to holders of outstanding stock options to purchase shares of common stock with an exercise price of less than the merger consideration of $8.70 per share, plus (c) $1,523,718, the amount expected to be paid to holders of outstanding restricted stock units ((a), (b) and (c) together, the “Transaction Valuation”).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s Fee rate Advisory +4 for Fiscal Year 2010 was determined by multiplying the Total Consideration by .0000713 ($71.30 per million dollars).

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,108

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Rubio’s Restaurants, Inc.

Date Filed: May 28, 2010

INTRODUCTION

This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Rubio’s Restaurants, Inc., a Delaware corporation (“Rubio’s” or the “Company”) and the issuer of the Company’s common stock that is subject to the Rule 13E-3 transaction, (b) Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), (c) MRRC Hold Co., a Delaware corporation (“Parent”), a Delaware corporation and currently a wholly owned subsidiary of Mill Road, (d) MRRC Merger Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (e) Ralph Rubio, a director and executive officer of the Company, and (f) Daniel E. Pittard, a director and executive officer of the Company (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 9, 2010, and the Amendment to Agreement and Plan of Merger, dated as of July 18, 2010 (collectively, the “Merger Agreement”), by and among the Company, Parent and Merger Sub.

Concurrently with the filing of Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3, the Company filed with the SEC a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the stockholders of the Company at which the stockholders of the Company where to consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock entitled to vote at the annual meeting.

This final Transaction Statement is being filed with the SEC pursuant to the requirements of Rule 13E-3(d)(3) promulgated under the Exchange Act, to report the results of the transactions contemplated by the Merger Agreement.

Rubio’s held its annual stockholders meeting on August 23, 2010 to consider the Merger Agreement, among other matters. At the annual meeting, 9,185,798 of the 10,035,177 shares of Rubio’s common stock outstanding and eligible to vote were represented in person or by proxy (approximately 91.54%), thereby constituting the quorum required for the transaction of business. At the annual meeting, there were 7,694,325 votes in favor of the adoption of the Merger Agreement, 369,250 votes against the adoption of the Merger Agreement and 2,015 votes abstaining. There were 1,120,208 Broker Non-Votes. The votes in favor of the adoption of the Merger Agreement represented approximately 76.67% of the votes eligible to be cast, thereby constituting the majority favorable vote required to approve the adoption of the Merger Agreement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

The information contained in this Amendment No. 3 to Schedule 13E-3 and the Proxy Statement concerning Rubio’s was supplied by Rubio’s. Similarly, the information contained in this Amendment No. 3 to Schedule 13E-3 and the Proxy Statement concerning each filing person other than Rubio’s was supplied by each such filing person.

More information regarding Rubio’s is available from its public filings with the SEC. This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “likely”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. These forward-looking statements are subject to a number of risks that could cause them to differ from our expectations. Although we believe these expectations are reasonable, the operations of Rubio’s involve a number of risks and uncertainties, including those described in this Transaction Statement and other documents filed by Rubio’s with the SEC. These types of forward-looking statements may prove to be incorrect. Forward-looking statements made in documents incorporated into this disclosure by reference or otherwise made herein in relation to the going private transaction discussed herein, however, are not protected under the safe harbors provided by the Private Securities Litigation Reform Act of 1995.

Item 15.	Additional Information

(b)	Other Material Information. Item 15(b) is hereby amended and supplemented as follows:

On August 24, 2010 Rubio’s filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into Rubio’s, with Rubio’s continuing as the surviving corporation (“Merger”). As a result of the Merger, Rubio’s became a wholly-owned subsidiary of Parent. The Merger became effective as of 11:28 a.m. PDT on Tuesday, August 24, 2010, at which time each outstanding share of common stock of Rubio’s (other than 607,672 shares held by Parent, which were exchanged by Mill Road and Ralph Rubio for shares of Parent capital stock prior to the Merger, and those shares, if any, held by stockholders exercising dissenters rights) was automatically converted into the right to receive $8.70 in cash, without interest and less any applicable withholding taxes, upon surrender and acceptance of the certificates for such shares to the exchange and payment agent.

As a result of the Merger, Rubio’s is a wholly-owned subsidiary of Parent, which is majority-owned by Mill Road. Ralph Rubio and certain other investors own a minority stake in Parent and approximately 10% of Parent’s capital stock will be reserved for an equity incentive plan. In addition, certain members of Rubio’s management also have the opportunity to co-invest in Parent at the same price as Mill Road.

In connection with the Merger, an application to delist Rubio’s common stock from the Nasdaq Capital Market and to withdraw Rubio’s common stock from registration under Section 12(b) of the Exchange Act was filed with the SEC on August 24, 2010, and on or around September 3, 2010, Rubio’s will file a Certification and Notice of Termination of Registration on Form 15 with the SEC for the purpose of terminating its registration under Section 12(g) the Exchange Act pursuant to Rules 12g-4 and 12h-3 under the Exchange Act.

Item 16.	Exhibits

(a)(1)	Proxy Statement of Rubio’s Restaurants, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 21, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Rubio’s Restaurants, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Annual Meeting of Stockholders of Rubio’s Restaurants, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(b)(1)	Letter “Re: Amended and Restated Commitment Letter with respect to Rubio’s Restaurants, Inc.” dated as of May 9, 2010 by and between GCI Capital Markets LLC and Mill Road Capital, L.P., incorporated herein by reference to the Schedule 13D filed by Mill Road Capital, L.P. with the Securities and Exchange Commission on May 18, 2010.

(c)(1)	Opinion of Cowen and Company, LLC (“Cowen”), incorporated herein by reference to Appendix B of the Proxy Statement.*

(c)(2)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated October 22, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(3)	Presentation of Cowen and Company, LLC, to the Special Committee of the Board of Directors of Rubio’s Restaurants, Inc., dated November 9, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(4)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated December 10, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(5)	Discussion Materials provided by Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated January 25, 2010, incorporated herein by reference to the Amendment No. 2 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on July 21, 2010.*

(c)(6)	Discussion Materials provided by Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated January 28, 2010, incorporated herein by reference to the Amendment No. 2 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on July 21, 2010.*

(c)(7)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated March 29, 2010, 2010, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(8)	Presentation of Cowen and Company, LLC, to the Special Committee of the Board of Directors of Rubio’s Restaurants, Inc. and the Board of Directors of Rubio’s Restaurants, Inc., dated May 8, 2010, incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 1, 2010.*

(d)(1)	Agreement and Plan of Merger, dated as of May 9, 2010, by and among Rubio’s Restaurants, Inc., MRRC Merger Co. and MRRC Hold Co., incorporated herein by reference to Appendix A to the Proxy Statement.

(d)(2)	Sponsor Guarantee, dated as of May 9, 2010, by Mill Road Capital, L.P. in favor of Rubio’s Restaurants, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(3)	Voting Agreements, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and, individually and separately, each of Ralph Rubio and Dan Pittard, incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(4)	Voting Agreement, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and Rosewood Capital, L.P., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(5)	Stock Subscription and Exchange Agreement, dated as of May 9, 2010, by and among MRRC Hold Co., Mill Road Capital, L.P. and Ralph Rubio, incorporated herein by reference to the Schedule 13D filed by Mill Road Capital, L.P. with the Securities and Exchange Commission on May 18, 2010.

(d)(6)	Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rubio’s Restaurants, Inc. and the Ralph Rubio and Dione Rubio Family Trust, incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(7)	Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rosewood Capital, L.P., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(8)	Offer Letter from MRRC Hold Co. to Dan Pittard dated May 9, 2010, incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 1, 2010.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C of the Proxy Statement.

(g)	None.

*	Cowen has consented to the filing of these materials in this Schedule 13E-3 and has confirmed that, while such materials were prepared for the benefit of the Special Committee and the Board, as applicable, any statement as to the exclusivity of benefit or use contained therein is inapplicable with respect to this filing.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2010

RUBIO’S RESTAURANTS, INC.

By:	/S/ DANIEL E. PITTARD
Name:	Daniel E. Pittard
Title:	President and Chief Executive Officer

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/S/ SCOTT P. SCHARFMAN
Name:	Scott P. Scharfman
Title:	Management Committee Director

MRRC HOLD CO.

By:	/S/ SCOTT P. SCHARFMAN
Name:	Scott P. Scharfman
Title:	President and Chief Executive Officer

DANIEL PITTARD

/S/ DANIEL E. PITTARD
Daniel E. Pittard

RALPH RUBIO

/S/ RALPH RUBIO
Ralph Rubio

Exhibit Index

(a)(1)	Proxy Statement of Rubio’s Restaurants, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 21, 2010 (the “Proxy Statement”).

(a)(2)	Letter to Stockholders of Rubio’s Restaurants, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Annual Meeting of Stockholders of Rubio’s Restaurants, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(b)(1)	Letter “Re: Amended and Restated Commitment Letter with respect to Rubio’s Restaurants, Inc.” dated as of May 9, 2010 by and between GCI Capital Markets LLC and Mill Road Capital, L.P., incorporated herein by reference to the Schedule 13D filed by Mill Road Capital, L.P. with the Securities and Exchange Commission on May 18, 2010.

(c)(1)	Opinion of Cowen and Company, LLC, incorporated herein by reference to Appendix B of the Proxy Statement.*

(c)(2)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated October 22, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(3)	Presentation of Cowen and Company, LLC, to the Special Committee of the Board of Directors of Rubio’s Restaurants, Inc., dated November 9, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(4)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated December 10, 2009, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(5)	Discussion Materials provided by Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated January 25, 2010, incorporated herein by reference to the Amendment No. 2 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on July 21, 2010.*

(c)(6)	Discussion Materials provided by Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated January 28, 2010, incorporated herein by reference to the Amendment No. 2 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on July 21, 2010.*

(c)(7)	Presentation of Cowen and Company, LLC, to the Board of Directors of Rubio’s Restaurants, Inc., dated March 29, 2010, 2010, incorporated herein by reference to the Amendment No. 1 to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 29, 2010.*

(c)(8)	Presentation of Cowen and Company, LLC, to the Special Committee of the Board of Directors of Rubio’s Restaurants, Inc. and the Board of Directors of Rubio’s Restaurants, Inc., dated May 8, 2010, incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 1, 2010.*

(d)(1)	Agreement and Plan of Merger, dated as of May 9, 2010, by and among Rubio’s Restaurants, Inc., MRRC Merger Co. and MRRC Hold Co., incorporated herein by reference to Appendix A to the Proxy Statement.

(d)(2)	Sponsor Guarantee, dated as of May 9, 2010, by Mill Road Capital, L.P. in favor of Rubio’s Restaurants, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(3)	Voting Agreements, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and, individually and separately, each of Ralph Rubio and Dan Pittard, incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(4)	Voting Agreement, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and Rosewood Capital, L.P., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(5)	Stock Subscription and Exchange Agreement, dated as of May 9, 2010, by and among MRRC Hold Co., Mill Road Capital, L.P. and Ralph Rubio, incorporated herein by reference to the Schedule 13D filed by Mill Road Capital, L.P. with the Securities and Exchange Commission on May 18, 2010.

(d)(6)	Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rubio’s Restaurants, Inc. and the Ralph Rubio and Dione Rubio Family Trust, incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(7)	Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by Rosewood Capital, L.P., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on May 11, 2010.

(d)(8)	Offer Letter from MRRC Hold Co. to Dan Pittard dated May 9, 2010, incorporated herein by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on June 1, 2010.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C of the Proxy Statement.

(g)	None.

*	Cowen has consented to the filing of these materials in this Schedule 13E-3 and has confirmed that, while such materials were prepared for the benefit of the Special Committee and the Board, as applicable, any statement as to the exclusivity of benefit or use contained therein is inapplicable with respect to this filing.